UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 2)
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NIO Inc.

(Name of Subject Company (Issuer))

NIO Inc.

(Name of Filing Person (Issuer))

0.50% Convertible Senior Notes due 2027

(Title of Class of Securities)

62914VAF3

(CUSIP Number of Class of Securities)

Yu Qu

Chief Financial Officer

Building 19, No. 1355, Caobao Road

Minhang District, Shanghai 201804

People’s Republic of China

Telephone: +86 21-6908 2018

with copy to:

Yuting Wu, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

+86 (10) 6535-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by NIO Inc. (the “Company”) on December 26, 2024, as subsequently amended and supplemented by the Amendment No. 1 filed on January 10, 2025 (as so amended and supplemented, the “Schedule TO”) with respect to the right of each Holder of the Company’s 0.50% Convertible Senior Notes due 2027 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Schedule TO and the Repurchase Right Notice to Holders of the Notes issued by the Company dated as of January 10, 2025 (the “Repurchase Right Notice”).

This Amendment No. 2 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Repurchase Right. The information contained in the Schedule TO, including the Repurchase Right Notice, as supplemented and amended hereby, is incorporated herein by reference. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Repurchase Right Notice or in the Schedule TO. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 2 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The repurchase right offer expired at 5:00 p.m., New York City time, on Thursday, January 30, 2025 (the “Expiration Date”). The Company has been advised by The Deutsche Bank Trust Company Americas, as paying agent (the “Paying Agent”), that pursuant to the terms of the Repurchase Right Notice, US$378,312,000 aggregate principal amount of the Notes (the “Repurchase Price”) were validly surrendered and not withdrawn as of the Expiration Date. The Company has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had validly exercised their Repurchase Right. Following settlement of the repurchase, US$213,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12.	EXHIBITS.

(a)       Exhibits.

(a)(1)*	Amended and Restated Repurchase Right Notice to Holders of 0.50% Convertible Senior Notes due 2027 issued by the Company, dated as of January 10, 2025.

(a)(5)(A)*	Press Release issued by the Company, dated as of December 26, 2024.

(a)(5)(B)†	Press Release issued by the Company, dated as of January 31, 2025.

(b)	Not applicable.

(d)	Indenture, dated as of January 15, 2021, between the Company and The Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.41 to the Company’s annual report on Form 20-F (File No. 001-38638), filed with the Securities and Exchange Commission on April 6, 2021).

(g)	Not applicable.

(h)	Not applicable.

  (b)     Filing Fee Exhibit.

107†	Filing Fee Table.

*     Previously filed

†     Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Amended and Restated Repurchase Right Notice to Holders of 0.50% Convertible Senior Notes due 2027 issued by the Company, dated as of January 10, 2025.
(a)(5)(A)*	Press Release issued by the Company, dated as of December 26, 2024.
(a)(5)(B)†	Press Release issued by the Company, dated as of January 31, 2025.
(d)	Indenture, dated as of January 15, 2021, between the Company and The Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.41 to the Company’s annual report on Form 20-F (File No. 001-38638), filed with the Securities and Exchange Commission on April 6, 2021).
107†	Filing Fee Table

*     Previously filed.

†     Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIO Inc.

By:	/s/ Bin Li
Name:	Bin Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: January 31, 2025

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